Exhibit 99.(n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” and “Financial Highlights” in the Prospectus and “Financial Statements” in the Statement of Additional Information, each dated July 31, 2024, and each included in this Registration Statement (Form N-2) of Ares Private Markets Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 30, 2024, with respect to the consolidated financial statements and financial highlights of Ares Private Markets Fund included in the Annual Report to Shareholders (Form N-CSR) for the year ended March 31, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

July 29, 2024